12/12/2024 16:23 ONDE - Remit issuer information

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Director's disclosure

Filing of director's disclosure

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Status : **Filed**

Filing details

Remittal No. :	130564087_20241212	Date filed :	12/12/2024 16:18:09
Filing No. :	130564087_20241212	Date received :	12/12/2024 16:18:47
Filer :	Chamoun François	Date processed :	12/12/2024 16:18:09
Channel used :	Extranet ONDE		

Language : ★ ENGLISH

Title : ★ mandatory disclosure from executive

Issuer : ★ NANOBIOTIX

Person or entity subject to filing obligation : ★ van Rhijn Bartholomeus

Flow type : ★ Periodic and ongoing reporting

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1. Details of the person discharging managerial responsibilities/person closely associated

Name : ★ van Rhijn

First name : ★ Bartholomeus

2. Reason for the notification

The person making the disclosure is : ★
- (●) A person mentioned of article 3.25) of Regulation (EU) No 596/2014 of April 16, 2014 on market abuse
- ( ) A closely associated person mentioned of article 3.26) of Regulation (EU) No 596/2014 of April 16, 2014 on market abuse

Please indicate the functions performed within the issuer

Position/status : ★ CFBO

This notification is an initial notification

3. Details of the issuer

Name : ★ NANOBIOTIX

LEI : 969500667RSYIH8YL895

4. Details of the transaction(s)

Date of the transaction : ★ 2024/12/09

Place of the transaction : ★ Euronext Paris

Nature of the transaction : ★ Acquisition

Description of the financial instrument, type of instrument ★ Share

Identification code

Detailed operation information

Prices *	Unit currency *	Number of financial instruments *	Total amount		
3.0320	Euro	2 104.0000	6 379.3280	Save operation	Cancel operation
3.0600	Euro	1 896.0000	5 801.7600	Save operation	Cancel operation
3.0680	Euro	340.0000	1 043.1200	Save operation	Cancel operation
3.0700	Euro	3 918.0000	12 028.2600	Save operation	Cancel operation
3.0720	Euro	136.0000	417.7920	Save operation	Cancel operation
3.0740	Euro	400.0000	1 229.6000	Save operation	Cancel operation

https://onde.amf-france.org/RemiseInformationEmetteur/Client/PTRemiseInformationEmetteur.aspx 1/2

12/12/2024 16:23 ONDE - Remit issuer information

3.0780	Euro	2 129.0000	6 553.0620	Save operation	Cancel operation
3.0800	Euro	2 842.0000	8 753.3600	Save operation	Cancel operation
3.0820	Euro	4 997.0000	15 400.7540	Save operation	Cancel operation
3.0840	Euro	1 392.0000	4 292.9280	Save operation	Cancel operation
3.0860	Euro	3 465.0000	10 692.9900	Save operation	Cancel operation
3.0900	Euro	750.0000	2 317.5000	Save operation	Cancel operation
3.0920	Euro	21.0000	64.9320	Save operation	Cancel operation
3.0940	Euro	574.0000	1 775.9560	Save operation	Cancel operation
3.0980	Euro	236.0000	731.1280	Save operation	Cancel operation
3.1300	Euro	500.0000	1 565.0000	Save operation	Cancel operation
3.1360	Euro	1 000.0000	3 136.0000	Save operation	Cancel operation
3.1400	Euro	3 400.0000	10 676.0000	Save operation	Cancel operation
3.1500	Euro	400.0000	1 260.0000	Save operation	Cancel operation
3.2120	Euro	100.0000	321.2000	Save operation	Cancel operation

Add an operation

Aggregated information

Weighted average price *	Currency *	Number of aggregated financial instruments *
3.0863	Euro	30 600.0000

If the transaction is linked to the exercise of a share option program or an allocation of bonus or performance shares, check the box below. (?) Delete transaction

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5. Comments

Beware : this additional information will also be published on the website of the AMF

Save a draft (?) Delete (?) File (?) Cancel Modify

The personal data collected by means of this form are subject to computer processing for the exclusive use of the AMF in the performance of its duties. Some of this information will be published on the AMF website. Pursuant to Regulation (EU) No. 2016/679 of 27 April 2016 and French Data protection Act of 6 January 1978, natural persons may exercise their rights of access, rectification, erasure or restriction of processing of their personal data by post : AMF - Data Protection Officer - 17, place de la Bourse, 75002 Paris ; and via the "personal data" form on the AMF website. Natural persons may also register a complaint concerning the processing of their data with the CNIL.

https://onde.amf-france.org/RemiseInformationEmetteur/Client/PTRemiseInformationEmetteur.aspx 2/2

2024DD1011001 FR0011341205 - DD185207 12 décembre 2024 INFORMATION Déclaration individuelle relative aux opérations des personnes mentionnées à l’article L.621-18-2 du Code monétaire et financier sur les titres de la société LA PRESENTE NOTIFICATION N’A PAS FAIT L’OBJET D’UN CONTROLE DE L’AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT. NOM /FONCTION DE LA PERSONNE EXERCANT DES RESPONSABILITES DIRIGEANTES OU DE LA PERSONNE ETROITEMENT LIEE : Bartholomeus van Rhijn, CFBO NOTIFICATION INITIALE / MODIFICATION: Notification initiale COORDONNEES DE L’EMETTEUR NOM : NANOBIOTIX LEI : 969500667RSYIH8YL895 DETAIL DE LA TRANSACTION DATE DE LA TRANSACTION : 09 décembre 2024 LIEU DE LA TRANSACTION : Euronext Paris NATURE DE LA TRANSACTION : Acquisition DESCRIPTION DE L’INSTRUMENT FINANCIER : Action INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 3.0320 Euro VOLUME : 2 104.0000 PRIX UNITAIRE : 3.0600 Euro VOLUME : 1 896.0000 PRIX UNITAIRE : 3.0680 Euro VOLUME : 340.0000 PRIX UNITAIRE : 3.0700 Euro VOLUME : 3 918.0000 PRIX UNITAIRE : 3.0720 Euro VOLUME : 136.0000 PRIX UNITAIRE : 3.0740 Euro

VOLUME : 400.0000 PRIX UNITAIRE : 3.0780 Euro VOLUME : 2 129.0000 PRIX UNITAIRE : 3.0800 Euro VOLUME : 2 842.0000 PRIX UNITAIRE : 3.0820 Euro VOLUME : 4 997.0000 PRIX UNITAIRE : 3.0840 Euro VOLUME : 1 392.0000 PRIX UNITAIRE : 3.0860 Euro VOLUME : 3 465.0000 PRIX UNITAIRE : 3.0900 Euro VOLUME : 750.0000 PRIX UNITAIRE : 3.0920 Euro VOLUME : 21.0000 PRIX UNITAIRE : 3.0940 Euro VOLUME : 574.0000 PRIX UNITAIRE : 3.0980 Euro VOLUME : 236.0000 PRIX UNITAIRE : 3.1300 Euro VOLUME : 500.0000 PRIX UNITAIRE : 3.1360 Euro VOLUME : 1 000.0000 PRIX UNITAIRE : 3.1400 Euro VOLUME : 3 400.0000 PRIX UNITAIRE : 3.1500 Euro VOLUME : 400.0000 PRIX UNITAIRE : 3.2120 Euro VOLUME : 100.0000 INFORMATIONS AGREGEES PRIX : 3.0863 Euro VOLUME : 30 600.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : NON

DATE DE RECEPTION DE LA NOTIFICATION : 12 décembre 2024 COMMENTAIRES : "Les données à caractère personnel collectées par le biais de ce formulaire font l’objet d’un traitement informatique réservé à l’usage exclusif de l’AMF pour l’accomplissement de ses missions. En application du règlement (UE) n° 2016/679 du 27 avril 2016 et de la loi n° 78-17 du 6 janvier 1978, le droit d’accès et le cas échéant, de rectification, d’effacement, d’opposition ou de limitation du traitement des données personnelles des personnes physiques les concernant, peut être exercé par courrier à l’adresse suivante : AMF - Délégué à la protection des données - 17 place de la Bourse, 75002 Paris ; et via le formulaire « données personnelles » accessible sur le site internet de l’AMF. Vous pouvez également introduire une réclamation au sujet du traitement de vos données auprès de la CNIL."